UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Three company announcements made on October 28, 2010.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: October 29, 2010	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 28, 2010
URL: http://www.komatsu.com/
Consolidated Business Results for Six Months of the Fiscal Year Ending
March 31, 2011 (U.S. GAAP)
1. Results for Six Months Ended September 30, 2010
(Amounts are rounded to the nearest million yen)
(1) Consolidated Financial Highlights

	Millions of yen except per share amounts
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	859,763	645,963	213,800	33.1%
Operating income	103,912	19,785	84,127	425.2%
Income before income taxes and equity in earnings of affiliated companies	100,111	18,452	81,659	442.5%
Net income attributable to Komatsu Ltd.	63,764	8,198	55,566	677.8%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	65.89	8.47	57.42
Diluted	65.85	8.47	57.38
(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of September 30, 2010	As of March 31, 2010
Total assets	1,922,505	1,959,055
Total equity	886,239	876,799
Komatsu Ltd. shareholders’ equity	842,977	833,975
Komatsu Ltd. shareholders’ equity ratio	43.8%	42.6%
Komatsu Ltd. shareholders’ equity per share (Yen)	871.06	861.51
2. Dividends
(For the fiscal years ended March 31, 2010 and ending March 31, 2011)

	Yen
	The entire FY ending March 31, 2011		The entire FY ended
	Results	Projection	March 31, 2010
First quarter period
Second quarter period	18.00	—	8.00
Third quarter period
Year-end	—	18.00	8.00
Total		36.00	16.00
Note: Changes in the projected cash dividend as of October 28, 2010: Applicable

3. Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	1,760,000	22.9%
Operating income	200,000	198.4%
Income before income taxes and equity in earnings of affiliated companies	192,000	195.5%
Net income attributable to Komatsu Ltd.	120,000	257.6%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	124.00
Note: Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
4. Others
(1)	Changes in important subsidiaries during three months ended September 30, 2010: None

(2)	Use of simplified accounting procedures and adaptation of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:

As of September 30, 2010:	998,744,060 shares
As of March 31, 2010:	998,744,060 shares
2)	The numbers of shares of treasury were as follows:

As of September 30, 2010:	30,981,787 shares
As of March 31, 2010:	30,704,084 shares
3)	The weighted average numbers of common shares outstanding were as follows:

Six months ended September 30, 2010:	967,794,257 shares
Six months ended September 30, 2009:	967,972,490 shares
[Reference]
Results for Three Months Ended September 30, 2010

	Millions of yen except per share amounts
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	412,623	325,535	87,088	26.8%
Operating income	49,837	11,512	38,325	332.9%
Income before income taxes and equity in earnings of affiliated companies	50,007	9,724	40,283	414.3%
Net income attributable to Komatsu Ltd.	33,067	3,435	29,632	862.6%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	34.17	3.55	30.62
Diluted	34.15	3.55	30.60

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.4

(2) Financial Conditions	P.7

(3) Projections for the Fiscal Year Ending March 31, 2011	P.8

Financial Statements

(1) Condensed Consolidated Balance Sheets	P.10

(2) Condensed Consolidated Statements of Income	P.12

(3) Consolidated Statements of Equity	P.14

(4) Consolidated Statements of Cash Flows	P.15

(5) Note to the Going Concern Assumption	P.16

(6) Business Segment Information	P.16

(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity	P.17

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results
Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) launched the new three-year management plan, “Global Teamwork for Tomorrow” in April this year. Under this new mid-range management plan, Komatsu began concerting efforts on activities of importance, including 1) promotion of ICT applications to products and parts, 2) development of products for improved environmental friendliness and safety, 3) expansion of sales and service operations in Strategic Markets which include China, Asia and Latin America and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
During the first six-month period (April 1 — September 30, 2010) of the first fiscal year of the new three-year management plan, China and other emerging economies recovered soundly against the backdrop of positive effects from continuous economic stimulus packages of concerned governments. Demand for construction and mining equipment not only advanced in Strategic Markets but also turned for slow recovery in Traditional Markets of Japan, North America and Europe. Demand improved from the corresponding six-month period a year ago in all regions of the world. Demand for industrial machinery also headed for recovery in the first six-month period under review.
By capitalizing on these market growths, Komatsu increased consolidated net sales to JPY859.7 billion (USD10,235 million, at USD1=JPY84) for the first six-month period, up 33.1% over the corresponding period a year ago. While the Japanese currency appreciated sharply against the U.S. dollar and Euro and Renminbi, Komatsu worked to improve productivity in addition to expanding sales. As a result, operating income advanced by 425.2% to JPY103.9 billion (USD1,237 million) for the six-month period. Operating income ratio improved to 12.1%, up 9 percentage points from the corresponding period a year ago. Income before income taxes and equity in earnings of affiliated companies advanced to JPY100.1 billion (USD1,192 million), up 442.5%. Net income attributable to Komatsu Ltd. totaled JPY63.7 billion (USD759 million), an increase of 677.8% from the previous first six-month period.

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
	USD1=JPY88	USD1=JPY95
	EUR1=JPY113	EUR1=JPY133
	RMB1=JPY13.0	RMB1=JPY13.9	Changes
	[A]	[B]	[(A-B)/B]
Net sales	859,763	645,963	33.1%
Operating income	103,912	19,785	425.2%
Income before income taxes and equity in earnings of affiliated companies	100,111	18,452	442.5%
Net income attributable to Komatsu Ltd.	63,764	8,198	677.8%

Business results by operation are described below.
Construction, Mining and Utility Equipment
Anticipating the mid- to long-range growth of Strategic Markets, Komatsu continued to expand production capacity and strengthen sales and product support capabilities during the six-month period under review. While demand remained at a high level, particularly in China, Asia and Latin America, demand made moderate recovery in Traditional Markets, namely, Japan, North America and Europe. By zooming in on demand recovery on a global scale, Komatsu expanded its first six-month sales by 34.1% over the previous first six-month period, to JPY763.6 billion (USD9,091 million).
[Sales of Construction, Mining and Utility Equipment by Region]

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	117,405	106,509	10,896	10.2%
Americas	190,252	143,277	46,975	32.8%
Europe & CIS	71,746	58,849	12,897	21.9%
China	152,806	104,556	48,250	46.1%
Asia* & Oceania	181,869	117,362	64,507	55.0%
Middle East & Africa	49,567	39,052	10,515	26.9%
Total	763,645	569,605	194,040	34.1%

*	Excluding Japan and China
Japan
As public-sector investment was firm, resulting from the government’s economic measures, and private-sector investment was steady, demand for construction equipment turned for recovery, although it was moderate. Demand increased, centering on the rental equipment industry, and first six-month sales in Japan improved from the corresponding period a year ago.
Operating rates of Komatsu plants improved in Japan, especially those for key components such as engines and hydraulic equipment, as demand remained strong, particularly in Strategic Markets. Anticipating further growth in demand, Komatsu Castex Ltd., headquartered in Himi City, Toyama Prefecture, expanded its production capacity by opening a new plant for iron castings for engine parts.
Americas
In North America, economies fell short of full-momentum recovery and demand in the housing sector was sluggish. However, demand increased from the corresponding period a year ago, mainly as the utilization rates of construction equipment improved slowly but steadily, and the rental industry was able to normalize the level of its machine assets. In Latin America, demand in the mining industry accelerated in Chile, and demand remained strong in mining, civil engineering and agricultural sectors in Brazil, the largest Latin American market. In addition to these market recoveries, Komatsu strengthened its sales and product support activities. As a result, first six-month sales in the Americas improved from the corresponding period a year ago.

Europe & CIS
Demand stopped declining in Europe in the current fiscal year, and demand in western Europe, centering on Germany and the U.K. made moderate recovery. In addition to this market recovery, Komatsu worked to strengthen its product support capability and expand sales of parts by teaming up with its distributors. First six-month sales in Europe increased from the corresponding period a year ago. In CIS, demand for mining equipment advanced particularly for use in the development of natural resources. First six-month sales in CIS also grew from the previous first six-month period.
Against this backdrop, Komatsu Manufacturing Rus, LLC, which opened in June this year, is going to produce HD785 large dump trucks in the second half period of the fiscal year ending March 31, 2012 in order to capitalize on mid- to long-range demand for mining equipment in this resource-rich country. By expanding the product range for Komatsu Manufacturing Rus’ production, Komatsu will be better positioned to reduce logistics costs and inventory and further strengthen its product support operation.
China
Demand continued to increase in China, where urbanization advanced and infrastructure development projects continued under the leadership of the Chinese government. First six-month sales in China increased from the previous first six-month sales. As the development of open-pit mines is in good progress, Komatsu has received steady orders for mining equipment, including recent orders for 44 units of the 930E super large dump truck produced by Komatsu America Corp.
By anticipating stable market expansion into the future, Komatsu worked to reinforce production, sales and service operations. Specific measures included the plant relocation of Komatsu (Changzhou) Construction Machinery Corp., start-up preparations of Komatsu (Shandong) Cast Steel Co., Ltd., the establishment of Komatsu China Mining Limited to engage in sales and product support exclusively for large-scale mining companies, and preparations for the opening of the KC Techno Center.
Asia & Oceania
In Indonesia, the largest market of Southeast Asia, demand for mining equipment continued to expand, while demand remained strong in the civil engineering, agriculture and forestry sectors. Demand was also good in India, Thailand and Malaysia. In Australia, demand for mining equipment continued to grow. Under such market conditions, sales accelerated in Asia, and therefore, the first six-month sales in Asia & Oceania increased from the corresponding period a year ago. In Asia, Komatsu concerted efforts to introduce KOMTRAX-installed equipment to more regions. In Australia, Komatsu continued to reinforce sales and product support operations, including the reorganization of Komatsu Australia Pty Ltd in August 2010 with an eye to further strengthening its capabilities as a distributor.
Middle East & Africa
In addition to economies beginning to recover in both regions, commodities prices increased, although they were moderate, and therefore, demand was strong especially in the mining sector. As a result, first six-month sales in the Middle East & Africa improved from the corresponding period a year ago. Komatsu is expecting market expansion into the future to be accompanied by the development of new mines and the recovery of infrastructure development. Komatsu worked to reinforce its product support capability. For example, Komatsu established a training center jointly with a distributor in Kenya in April this year, following the training center opened in Senegal in the previous fiscal year.

Industrial Machinery and Others
In the industrial machinery and others business, Komatsu expanded sales of wire saws for use in slicing silicon ingots, as capital investment remained brisk in Asia, centering on China, for the solar cell market. As a result, first six-month sales advanced by 25.9% from the corresponding period a year ago, to JPY96.1 billion (USD1,144 million). In Strategic Markets such as China, India and Brazil, capital investment by the automobile manufacturing industry upturned for recovery, and Komatsu received more orders for large presses and other machinery.
Under such market conditions, Komatsu concerted efforts to further enhance the competitive strength of its industrial machinery business. Komatsu NTC Ltd. decided to build a new plant designed to expand its production capacity of wire saws and other machinery. In the press business, Komatsu Industries Corporation was reorganized to engage in the development, sales and service of all presses ranging from large to small capacities.
(2)	Financial Conditions
As of September 30, total assets had decreased by JPY36.5 billion from the previous fiscal year-end, to JPY1,922.5 billion (USD22,887 million), largely due to the Japanese yen’s appreciation against other major currencies. Interest-bearing debt decreased by JPY60.4 billion from the previous fiscal year-end, to JPY525.9 billion (USD6,261 million). Komatsu Ltd. shareholders’ equity increased by JPY9.0 billion from the previous fiscal year-end, to JPY842.9 billion (USD10,035 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 1.2 percentage points from the previous fiscal year-end, to 43.8%. Net debt-to-equity ratio* was 0.52 compared to 0.60 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity
For the first six-month period under review, net cash provided by operating activities increased by JPY15.3 billion from the corresponding period a year ago, to JPY102.8 billion (USD1,224 million), largely due to an increase in net income. Net cash used in investing activities decreased by JPY9.5 billion from the corresponding period a year ago, to JPY35.5 billion (USD423 million). Net cash used in financing activities increased by JPY16.0 billion from the corresponding period a year ago, to JPY54.2 billion (USD646 million), mainly due to repayments on short-term debt. As a result, cash and cash equivalents, as of September 30, 2010, totaled JPY90.6 billion (USD1,079 million), an increase of JPY8.2 billion from the previous fiscal year-end.

(3)	Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
In the construction, mining and utility equipment business, Komatsu can look forward to further improving productivity against the backdrop of expanding sales volume as market demand remains strong in regions. In the industrial machinery and others business, sales of wire saws have been accelerating, particularly since the start of the current fiscal year. So, although we are anticipating the negative factor of the Japanese currency appreciating against the U.S. dollar and Renminbi, we are expecting that both sales and profits will surpass the respective figures we projected in July 2010.
As preconditions for our current projections, we are assuming the foreign exchange rates in the third and fourth quarters to be as follows: USD1 = JPY82, EUR1 = JPY114 and RMB1 = JPY12.3.

	Millions of yen
	Earlier	Current			Results for
	projection	projection	Changes		FY ended
	[A]	[B]	[B-A]	[(B-A)/A]	March 31, 2010
Net sales	1,715,000	1,760,000	45,000	2.6%	1,431,564
Operating income	179,000	200,000	21,000	11.7%	67,035
Income before income taxes and equity in earnings of affiliated companies	171,000	192,000	21,000	12.3%	64,979
Net income attributable to Komatsu Ltd.	105,000	120,000	15,000	14.3%	33,559
[Reference]
Projections of the Company for the Fiscal Year Ending March 31, 2011
Similar to the revised projections for consolidated business results, the Company is projecting that net sales will outperform our projection of July 2010. With respect to profits, we are also estimating that they will surpass our projections. This estimate is supported by our improved productivity against the backdrop of expanding sales volume, which should cancel out the negative factor of the Japanese currency appreciation against the U.S. dollar.

	Millions of yen
	Earlier	Current			Results for
	projection	projection	Changes		FY ended
	[A]	[B]	[B-A]	[(B-A)/A]	March 31, 2010
Net sales	665,000	690,000	25,000	3.8%	457,676
Operating profit	65,000	67,000	2,000	3.1%	(26,829)
Ordinary profit	72,000	74,000	2,000	2.8%	(1,120)
Net income	40,000	42,000	2,000	5.0%	2,378

Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets

	Millions of yen
	As of September 30, 2010		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥90,647		¥82,429
Time deposits	595		1,132
Trade notes and accounts receivable	408,752		447,693
Inventories	412,891		396,416
Deferred income taxes and other current assets	124,412		112,451

Total current assets	1,037,297	54.0	1,040,121	53.1

Long-term trade receivables	161,007	8.4	150,972	7.7

Investments
Investments in and advances to affiliated companies	23,710		24,002
Investment securities	55,892		60,467
Other	2,678		2,399

Total investments	82,280	4.3	86,868	4.4

Property, plant and equipment
— Less accumulated depreciation	499,542	26.0	525,100	26.8

Goodwill	28,623	1.5	29,570	1.5
Other intangible assets	58,824	3.0	61,729	3.2
Deferred income taxes and other assets	54,932	2.8	64,695	3.3

Total	¥1,922,505	100.0	¥1,959,055	100.0

Liabilities and Equity

	Millions of yen
	As of September 30, 2010		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥84,137		¥123,438
Current maturities of long-term debt	116,436		105,956
Trade notes, bills and accounts payable	248,449		207,024
Income taxes payable	14,910		22,004
Deferred income taxes and other current liabilities	170,638		183,324

Total current liabilities	634,570	33.0	641,746	32.7

Long-term liabilities
Long-term debt	325,354		356,985
Liability for pension and retirement benefits	43,339		46,354
Deferred income taxes and other liabilities	33,003		37,171

Total long-term liabilities	401,696	20.9	440,510	22.5

Total liabilities	1,036,266	53.9	1,082,256	55.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,476		140,421
Retained earnings:
Appropriated for legal reserve	32,726		31,983
Unappropriated	779,362		724,090
Accumulated other comprehensive income (loss)	(142,174)		(95,634)
Treasury stock	(35,283)		(34,755)

Total Komatsu Ltd. shareholders’ equity	842,977	43.8	833,975	42.6

Noncontrolling interests	43,262	2.3	42,824	2.2

Total equity	886,239	46.1	876,799	44.8

Total	¥1,922,505	100.0	¥1,959,055	100.0

(2) Condensed Consolidated Statements of Income
Six months ended September 30, 2010 and 2009

	Millions of yen except per share amounts
	Six months ended		Six months ended
	September 30, 2010		September 30, 2009
		Ratio		Ratio
		(%)		(%)
Net sales	¥859,763	100.0	¥645,963	100.0
Cost of sales	629,877	73.3	505,082	78.2
Selling, general and administrative expenses	124,750	14.5	119,483	18.5
Other operating income (expenses), net	(1,224)	(0.1)	(1,613)	(0.2)

Operating income	103,912	12.1	19,785	3.1

Other income (expenses), net	(3,801)		(1,333)
Interest and dividend income	2,329	0.3	3,965	0.6
Interest expense	(3,289)	(0.4)	(5,125)	(0.8)
Other, net	(2,841)	(0.3)	(173)	(0.0)

Income before income taxes and equity in earnings of affiliated companies	100,111	11.6	18,452	2.9

Income taxes	33,507	3.9	6,643	1.0
Income before equity in earnings of affiliated companies	66,604	7.7	11,809	1.8
Equity in earnings of affiliated companies	1,198	0.1	41	0.0
Net income	67,802	7.9	11,850	1.8
Less net income attributable to noncontrolling interests	(4,038)	(0.5)	(3,652)	(0.6)

Net income attributable to Komatsu Ltd.	¥63,764	7.4	¥8,198	1.3

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	65.89		8.47
Diluted	65.85		8.47

Three months ended September 30, 2010 and 2009

	Millions of yen except per share amounts
	Three months ended		Three months ended
	September 30, 2010		September 30, 2009
		Ratio		Ratio
		(%)		(%)
Net sales	¥412,623	100.0	¥325,535	100.0
Cost of sales	300,021	72.7	252,609	77.6
Selling, general and administrative expenses	61,803	15.0	59,997	18.4
Other operating income (expenses), net	(962)	(0.2)	(1,417)	(0.4)

Operating income	49,837	12.1	11,512	3.5

Other income (expenses), net	170		(1,788)
Interest and dividend income	1,308	0.3	2,106	0.6
Interest expense	(1,620)	(0.4)	(2,394)	(0.7)
Other, net	482	0.1	(1,500)	(0.5)

Income before income taxes and equity in earnings of affiliated companies	50,007	12.1	9,724	3.0

Income taxes	16,041	3.9	4,462	1.4
Income before equity in earnings of affiliated companies	33,966	8.2	5,262	1.6
Equity in earnings of affiliated companies	557	0.1	142	0.0
Net income	34,523	8.4	5,404	1.7
Less net income attributable to noncontrolling interests	(1,456)	(0.4)	(1,969)	(0.6)

Net income attributable to Komatsu Ltd.	¥33,067	8.0	¥3,435	1.1

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	34.17		3.55
Diluted	34.15		3.55

(3) Consolidated Statements of Equity
Six months ended September 30, 2010

	Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(7,749)			(7,749)	(830)	(8,579)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—	317	317
Comprehensive income (loss)
Net income				63,764			63,764	4,038	67,802
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(44,877)		(44,877)	(3,087)	(47,964)
Net unrealized holding gains (losses) on securities available for sale					(2,398)		(2,398)	—	(2,398)
Pension liability adjustments					77		77	—	77
Net unrealized holding gains (losses) on derivative instruments					658		658	—	658

Comprehensive income (loss)							17,224	951	18,175

Issuance and exercise of stock acquisition rights		55					55		55
Purchase of treasury stock						(551)	(551)		(551)
Sales of treasury stock						23	23		23

Balance at September 30, 2010	¥67,870	¥140,476	¥32,726	¥779,362	¥(142,174)	¥(35,283)	¥842,977	¥43,262	¥886,239

Six months ended September 30, 2009

	Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(17,431)			(17,431)	(1,727)	(19,158)
Transfer to retained earnings appropriated for legal reserve			2,309	(2,309)			—		—
Other changes							—	1,514	1,514
Comprehensive income (loss)
Net income				8,198			8,198	3,652	11,850
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(10,953)		(10,953)	564	(10,389)
Net unrealized holding gains (losses) on securities available for sale					4,274		4,274	—	4,274
Pension liability adjustments					1,782		1,782	—	1,782
Net unrealized holding gains (losses) on derivative instruments					761		761	623	1,384

Comprehensive income (loss)							4,062	4,839	8,901

Issuance and exercise of stock acquisition rights		103					103		103
Purchase of treasury stock						(15)	(15)		(15)
Sales of treasury stock		(84)				256	172		172

Balance at September 30, 2009	¥67,870	¥140,111	¥30,781	¥707,680	¥(109,880)	¥(34,730)	¥801,832	¥38,019	¥839,851

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2009
Operating activities
Net income	¥67,802	¥11,850
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,432	44,427
Deferred income taxes	15,621	(8,845)
Net loss (gain) from sale of investment securities and subsidiaries	90	(252)
Net loss (gain) on sale of property	(1,160)	(251)
Loss on disposal of fixed assets	634	922
Pension and retirement benefits, net	(3,176)	199
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(11,005)	21,396
Decrease (increase) in inventories	(42,960)	69,679
Increase (decrease) in trade payables	47,870	(56,819)
Increase (decrease) in income taxes payable	(6,067)	(4,215)
Other, net	(8,253)	9,363

Net cash provided by (used in) operating activities	102,828	87,454

Investing activities
Capital expenditures	(42,482)	(50,342)
Proceeds from sale of property	5,637	7,519
Proceeds from sale of available for sale investment securities	22	74
Purchases of available for sale investment securities	(520)	(3,505)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	—	661
Acquisition of subsidiaries and equity investees, net of cash acquired	654	627
Collection of loan receivables	1,290	901
Disbursement of loan receivables	(576)	(970)
Decrease (increase) in time deposits	443	(52)

Net cash provided by (used in) investing activities	(35,532)	(45,087)

Financing activities
Proceeds from long-term debt	31,266	88,685
Repayments on long-term debt	(24,059)	(26,566)
Increase (decrease) in short-term debt, net	(34,023)	(61,988)
Repayments of capital lease obligations	(18,791)	(17,902)
Sale (purchase) of treasury stock, net	10	157
Dividends paid	(7,749)	(17,431)
Other, net	(928)	(3,199)

Net cash provided by (used in) financing activities	(54,274)	(38,244)

Effect of exchange rate change on cash and cash equivalents	(4,804)	(2,999)

Net increase (decrease) in cash and cash equivalents	8,218	1,124

Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of period	¥90,647	¥91,687

(5) Note to the Going Concern Assumption
None
(6) Business Segment Information
Six months ended September 30, 2010 and 2009
1) Operating Segments
(For the six months ended September 30, 2010)

	Millions of yen
	Construction, Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	763,645	96,118	859,763	—	859,763
Intersegment	991	5,431	6,422	(6,422)	—
Total	764,636	101,549	866,185	(6,422)	859,763
Segment profit	102,302	6,133	108,435	(3,299)	105,136
(For the six months ended September 30, 2009)

	Millions of yen
	Construction, Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	569,605	76,358	645,963	—	645,963
Intersegment	1,417	8,331	9,748	(9,748)	—
Total	571,022	84,689	655,711	(9,748)	645,963
Segment profit	20,787	3,670	24,457	(3,059)	21,398

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
2)	Transfers between segments are made at estimated arm’s-length prices.
2) Geographic Information
Net sales to customers recognized by sales destination for the six months ended September 30, 2010 and 2009 are as follows:
(For the six months ended September 30, 2010)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	163,119	196,587	72,138	186,127	192,186	49,606	859,763

*	Excluding Japan and China
(For the six months ended September 30, 2009)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	150,732	152,325	62,222	117,739	123,784	39,161	645,963

*	Excluding Japan and China

Three months ended September 30, 2010 and 2009
1) Operating Segments
(For the three months ended September 30, 2010)

	Millions of yen
	Construction, Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	358,439	54,184	412,623	—	412,623
Intersegment	553	3,128	3,681	(3,681)	—
Total	358,992	57,312	416,304	(3,681)	412,623
Segment profit	48,037	4,098	52,135	(1,336)	50,799
(For the three months ended September 30, 2009)

	Millions of yen
	Construction, Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	284,910	40,625	325,535	—	325,535
Intersegment	631	4,288	4,919	(4,919)	—
Total	285,541	44,913	330,454	(4,919)	325,535
Segment profit	13,350	793	14,143	(1,214)	12,929

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
2)	Transfers between segments are made at estimated arm’s-length prices.
2) Geographic Information
Net sales to customers recognized by sales destination for the three months ended September 30, 2010 and 2009 are as follows:
(For the three months ended September 30, 2010)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	91,694	95,011	32,386	71,235	94,167	28,130	412,623

*	Excluding Japan and China
(For the three months ended September 30, 2009)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	81,973	71,948	26,158	58,325	66,133	20,998	325,535

*	Excluding Japan and China

(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity
None
(end)

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 28, 2010
URL: http://www.komatsu.com/
Announcement Concerning the Revision of Projected Business Results
Komatsu Ltd. (hereinafter “Company”) (President and CEO: Kunio Noji) has revised the projections for consolidated and non-consolidated business results for the fiscal year ending March 31, 2011, which the Company announced on July 13, 2010.
1. Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (U.S. GAAP)

			Millions of yen except		per share amounts
	Earlier	Current			Results for FY
	projection	projection	Changes		ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2010
Net sales	1,715,000	1,760,000	45,000	2.6%	1,431,564
Operating income	179,000	200,000	21,000	11.7%	67,035
Income before income taxes and equity in earnings of affiliated companies	171,000	192,000	21,000	12.3%	64,979
Net income attributable to Komatsu Ltd.	105,000	120,000	15,000	14.3%	33,559
Net income attributable to Komatsu Ltd. per share (Yen)	108.47	124.00	—	—	34.67
2. Projections for Non-consolidated Business Results for the Fiscal Year Ending March 31, 2011

			Millions of yen except		per share amounts
	Earlier	Current			Results for FY
	projection	projection	Changes		ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2010
Net sales	665,000	690,000	25,000	3.8%	457,676
Operating profit (loss)	65,000	67,000	2,000	3.1%	(26,829)
Ordinary profit (loss)	72,000	74,000	2,000	2.8%	(1,120)
Net income	40,000	42,000	2,000	5.0%	2,378
Net income per share (Yen)	41.30	43.37	—	—	2.46

1

3. Reasons for the Revision
[Projections for Consolidated Business Results]
In the construction, mining and utility equipment business, Komatsu can look forward to further improving productivity against the backdrop of expanding sales volume as market demand remains strong in regions. In the industrial machinery and others business, sales of wire saws have been accelerating, particularly since the start of the current fiscal year. So, although we are anticipating the negative factor of the Japanese currency appreciating against the U.S. dollar and Renminbi, we are expecting that both sales and profits will surpass the respective figures we projected in July 2010.
[Projections for Non-consolidated Business Results]
Similar to the revised projections for consolidated business results, The Company is projecting that net sales will outperform its projection of July 2010. With respect to profits, it is also estimating that they will surpass its projections. This estimate is supported by improved productivity against the backdrop of expanding sales volume, which should cancel out the negative factor of the Japanese currency’s appreciation against the U.S. dollar.
As preconditions for our current projections, Komatsu is assuming the foreign exchange rates in the third and fourth quarters to be as follows: USD1 = JPY82, EUR1 = JPY114 and RMB1 = JPY12.3.
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu principal products, owing to changes in the economic conditions in Komatsu principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
(end)

2

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 28, 2010
URL: http://www.komatsu.com/
Payment of Cash Dividends and Revision of Year-End Cash Dividends
In the Board meeting held on October 28, 2010, the Board of Directors of Komatsu Ltd. (hereinafter “Company”) (President and CEO: Kunio Noji) made a resolution concerning the following cash dividends as of September 30, 2010, the date of record. The Company also revised the projection of year-end dividends for fiscal year ending March 31, 2011.
1. Contents of the Interim Dividends

	Detailed dividends	Latest projection	Interim results for
	resolved to be	(announced on	FY ended
	distributed	April 27, 2010)	March 31, 2010
Record date	September 30, 2010	Same as on left	September 30, 2009
Cash dividends per share (Yen)	18	14	8
Total amount of dividends (Yen)	17,429 million	—	7,749 million
Effective date	November 26, 2010	—	November 27, 2009
Resource for dividend	Retained earnings	—	Retained earnings
2. Revision of Year-end Dividends
Yen

	Cash dividends per share
Record date	Interim	Year-end	Total
Earlier projection	14	14	28
Current projection		18	36
Results for FY ending March 31, 2011	18
Results for FY ended March 31, 2010	8	8	16
3. Reasons for the Revision
Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher. Further, it maintains the policy of not decreasing dividends, as long as the consolidated payout ratio does not surpass 40%.
For the first six-month period (April 1 through September 30, 2010) of the current fiscal year ending March 31, 2011, Komatsu recorded good business results in both the construction, mining and utility equipment business and the industrial machinery and others business. Komatsu is expecting to enjoy continuing good business for the full year as well. Therefore, Komatsu has decided to revise upward its earlier projection of business results.
After considering the interim business results and the future business outlook of Komatsu, the Board of Directors set the interim dividends at JPY18 per share, an increase of JPY4 from the projected amount announced on April 27, 2010. The Company has also revised and set the year-end dividends at JPY18 per share, an increase of JPY4 yen from the earlier projection. As a result of these revisions, cash dividends for the year, ending March 31, 2010, will be JPY36 per share, an increase of JPY20 from the previous fiscal year.
(end)

1